[Letterhead of Jones, Jenson and Company, L.L.C.]

June 2, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: Insider Street.com, Inc.
(Formerly Sierra Holdings Group, Inc.)
Commission File No. 0-23995

Gentlemen:

We were previously the independent accountants for the Company and on November 17, 1999 we reported on the financial statements of the Company for the fiscal years ended October 31, 1999 and 1998, and from inception on December 26, 1986 through October 31, 1999.

We have read Item 4 of the Current Report on Form 8-k of InsiderStreet.com Inc. (formerly Sierra Holdings Group, Inc.) dated June 1, 2000, and we agree wit the statements contained therein as they relate to our firm.


Very truly your,


Jones, Jenson and Company, L.L.C.
Certified Public Accountants